Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File No.: 333-166524

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

The following is the text of an e-mail sent on May 28, 2010 by Max Carnecchia, the President and Chief Executive Officer of Accelrys, Inc. (“Accelrys”), to the employees of Accelrys relating to the proposed merger involving Accelrys and Symyx Technologies, Inc. (“Symyx”):

Subject: Merger update

Team—

As we had previously committed, I am writing to keep you updated on the activities related to the Accelrys/Symyx merger. The last several weeks have been highly productive ones; highlights of which include impressive progress on the integration planning front by our cross functional teams, significant and affirming meetings with the majority of our combined Symyx/Accelrys investor community, and the clearance of the required SEC/regulatory hurdles ahead of the expected schedule such that the merger is proceeding toward a closing date in July. These are all positive indicators of what the combination will mean to our employees, customers, and shareholders.

As many of you may have read in the related public filings, Symyx has recently received alternate proposals for their business from private equity financed entities. This is common in public company M&A situations of this type and it is the fiduciary responsibility of the Symyx Board of Directors on behalf of its shareholders to review all offers. Accordingly, we have a well defined process outlined in our joint merger agreement to address such a circumstance and we are collectively following that process. As you may have also read, the competing proposals have been deemed not superior by the Symyx Board. Our combination with Symyx is exciting and I remain optimistic about our combination with Symyx and what it will deliver for our customers and investors.

Accelrys is a strong company that has delivered solid results through tough economic times. We have an impressive balance sheet, great people, and tremendous scientific technology that together result in our ability to deliver enhanced value to our customers. I am proud to be a member of this team. I also realize that some of the public communication related to our merger with Symyx can be distracting and confusing. I remain committed to timely communicating our merger progress as we move forward and once again I ask you to continue to focus on delivering results for our customers and partners in “the most important quarter of our lives!”

Enjoy your family and friends this Memorial Day weekend!

Regards—Max

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits expected to result from the proposed merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and neither the Company nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of the Company and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the completion of the proposed merger, including the risk that the required stockholder approvals might not be obtained in a timely manner or at all or that other conditions to the completion of the proposed merger will not be satisfied; the failure to realize annual net operating synergies from the proposed merger or delay in the realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the proposed merger; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of the Company for the fiscal year ended March 31, 2010, which was filed with the Securities and Exchange Commission (“SEC”) on May 28, 2010, under the heading “Item 1A—Risk Factors,” and in the Quarterly Report on Form 10-Q of Symyx for the quarter ended March 31, 2010, which was filed with the SEC on May 3, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-K, 10-Q and 8-K and other filings made with the SEC by each of the Company and Symyx.

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 (the “Registration Statement”), that includes a joint proxy statement of the Company and Symyx and that also constitutes a prospectus of the Company. The definitive joint proxy statement/prospectus of the Company and Symyx has been mailed to the stockholders of the Company and the stockholders of Symyx. Investors are strongly urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and other documents filed with the SEC by the Company and Symyx, because they contain important information about the Company, Symyx and the proposed merger. You may obtain copies of the definitive joint proxy statement/prospectus and other documents filed by the Company and Symyx with the SEC free of charge at the SEC’s website, www.sec.gov, or by directing a request for such filing to (i) the Company at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary, (ii) the Company’s proxy solicitor, Laurel Hill Advisory Group, LLC, 100 Wall Street, 22nd Floor, New York, New York 10005 or by calling Laurel Hill Advisory Group, LLC at (888) 742-1305 (toll free) or (917) 338-3181 (call collect) or by emailing jeinsidler@laurelhill.com, (iii) Symyx Technologies, Inc., 1263 East Arques Avenue, Sunnyvale, CA 94085, Attention: Corporate Secretary, or (iv) Symyx’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling Mackenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect) or by emailing symyxproxy@mackenziepartners.com.

The Company, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of the Company is set forth in the Company’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009. Certain directors and executive officers of the Company and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the definitive joint proxy statement/prospectus of the Company and Symyx filed by the Company with the SEC on May 19, 2010.